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EVN

Letter to Shareholders 1st Half-Year 2004/05

October 1, 2004 – March 31, 2005


at your service

At a glance

- ▷ **Initial inclusion of Bulgarian electricity distribution companies, EDC Plovdiv and EDC Stara Zagora.**
- ▷ **Water and waste project business expanded.**
- ▷ **Operating result clearly improved.**
- ▷ **Result from investments markedly higher.**
- ▷ **Net result up significantly as compared to the preceding year.**
- ▷ **Gas business strengthened through takeover of a majority holding in RAG Beteiligungs AG.**

Key figures EVN Group

		2004/05	2003/04	Change	2003/04	2002/03
		HY. 1	HY. 1	%		
Sales volumes						
Electricity	GWh	7,905	5,910	33.7	10,442	9,656
Gas	m m³	568	571	–0.6	716	1,072
Heating	GWh	741	698	6.2	967	877
Income statement						
Sales revenues	EUR m	857.7	687.9	24.7	1,207.3	1,082.1
EBITDA	EUR m	246.0	220.8	11.4	297.6	227.5
EBITDA margin	%	28.7	32.1	–	24.6	21.0
Operating result (EBIT)	EUR m	165.0	154.1	7.0	114.6	102.5
EBIT margin	%	19.2	22.4	–	9.5	9.5
Result before tax	EUR m	195.8	166.7	17.5	135.9	145.4
Period net result	EUR m	149.2	118.0	26.4	117.4	102.6
Number of shares		40,881,455	37,581,455	–	38,131,455	37,581,455
Earnings/share (EPS)	EUR	3.65	3.14	16.2	3.08	2.73
Balance sheet						
Balance sheet total	EUR m	4,151.4	3,391.3	22.4	3,732.0	2,993.8
Equity	EUR m	1,854.6	1,555.7	19.2	1,555.7	1,160.2
Equity ratio	%	44.7	40.2	–	41.7	38.8
Net debt	EUR m	701.1	597.2	17.4	429.3	347.0
Gearing	%	37.8	43.8	–	27.6	29.9
Cash flow and investments						
Cash flow from operations	EUR m	130.7	78.3	20.1	242.6	213.2
Investments in tangible assets	EUR m	57.6	62.3	–7.5	168.8	228.0
Employees						
Number of employees	Average	6,688	2,568	160.5	2,608	2,317
EBIT/employee	TEUR	24.7	60.0	–	43.9	44.3
Value added						
Capital employed	EUR m	3,045.8	2,386.6	27.6	2,896.4	2,229.5
Return on equity (ROE)	%	8.9	9.4	–	8.7	9.3
Return on capital employed (ROCE)	%	5.8	6.0	–	6.2	6.2
Return on net assets (RONA)	%	8.8	8.2	–	7.5	6.6



Ladies and gentlemen,

In my new capacity as Speaker of the Executive Board, I am most pleased to report to you for the first time on EVN business development and the company's prospects. I have been part of the company since 1980 and was last responsible for legal matters, projects and investments. Thus, I have had the privilege of being able to contribute to the positive development of EVN over the past 25 years. I regard the assumption of managerial responsibility for leading the company into a highly promising future as a major challenge to which I will respond with my complete endeavour.

During the first half of 2004/05, EVN confirmed its positive progress. Not least due to the initial inclusion of the new Bulgarian subsidiaries within the scope of consolidation, we were able to improve both earnings and the result, in part to a considerable degree. Sales volumes in the energy sector, with the exception of the gas segment where mild weather had a dampening effect, presented a thoroughly satisfactory picture. A similar situation prevailed with regard to waste incineration, as well as project business in the water, wastewater and waste sectors. The contributions of these areas to Group turnover and results are of growing significance.

In recent years, important steps have been undertaken and notable successes achieved in the process of establishing future EVN development, which will be characterised by the consolidation and expansion of core business, additional growth in the new areas of water, wastewater and waste incineration, as well as increasing business internationalisation. In the years to come, our task will be to implement these fundamental strategic decisions in both detail and structural terms and to secure the future of this ambitious concept on a sustainable basis.

Bulgaria

Integration in full progress

The integration of the two new subsidiaries in south-eastern Bulgaria, where at the beginning of the year EVN took a majority holding in the EDC Plovdiv and EDC Stara Zagora companies, is progressing well. The objective is the preparation and realisation of a reorganisation concept to increase the efficiency and competitiveness of both power suppliers. The bases for these efforts are formed by the intensive co-operation between the two Bulgarian companies and EVN, a targeted improvement in business processes and a high level of cost-consciousness.

At the same time, our experts are working on the definition of investment focal points for the coming years, which underlines both the long-term nature of our involvement and our concern that south-eastern Bulgaria be provided with a reliable and low-cost power supply on a secure and sustainable basis.

Investments in production capacity

In view of increasing power demand in continental Europe and the fact that production capacity levels demonstrate either a static or downward tendency, EVN is interested in the expansion and optimisation of its power generation capacity in Lower Austria and beyond.

Joint power station project with STEAG

Decisive progress was made in the area of thermal generation with the founding of a project company with STEAG, the fifth largest German power producer. The aim is the completion of a hard coal fired power station with electricity output of 750 MW on the site of the existing STEAG power station at Duisburg-Walsum. The joint project company has the task of concentrating the expertise of both EVN and STEAG and completing all the preparations for this project, which at present is regarded as the most modern hard coal fired power station in Germany. The aim is to commence commercial operations with the new power unit in 2010. EVN has a 49% investment in the project company and with the realisation of this power station will be able to considerably strengthen its position in the power generation area.

Wind power

In the near future we will also markedly expand our electricity production on the basis of wind power. A total of 20 new windmills were approved in recent months and should be realised by the beginning of 2006. This represents a doubling of our current capacity in this production segment from around 30 MW to some 70 MW.

Biomass

Furthermore, EVN is currently completing two biomass-fired power plants in Lower Austria, which will generate "eco-power" for over 20,000 households and provide natural heating for around 15,000 households. The two plants will become operational in mid-2006 and in future will prevent more than 80,000 t of CO_2 emissions annually through the substitution of fossil fuels. EVN will receive emission certificates to a corresponding amount.

Hydropower

Together with Wienstrom and Verbund-Austrian Hydro Power, we are also completing a small-scale hydropower plant on the Danube canal in Vienna. The plant, which should go into operation during the current year, will generate some 25 GWh yearly and thus cover the demand of approximately 7,000 households.

Gas business strengthened

Majority holding in RAG Beteiligungs AG

During the period under report, we also strengthened our gas business segment through the taking of a majority holding in RAG Beteiligungs AG, which holds a 75% interest in Rohöl-Aufsuchungs-AG (RAG). RAG is the second largest Austrian oil and gas production company, is highly successful and profitable and possesses significant storage capacity.

The majority holding in RAG Beteiligungs AG was obtained in the course of a shares swap, during which, in addition to its prior holding of 40%, EVN received a further 10.05% from E.ON and thus raised its investment to 50.05%. In return, during this shares swap E.ON has received EVN's holding in the south-west Hungarian gas supply company Kögáz, in which EVN and E.ON took a joint majority holding during 1995 in the course of the privatisation of the Hungarian energy industry.

Investment structure streamlining

The greater degree of vertical integration between the gas supply on the one hand, and the sourcing of the required volumes on the other, will lead to a better balance in EVN's business portfolio, while simultaneously providing improved protection against high oil and natural gas prices.

Austrian electricity solution

The realisation of the Austrian electricity solution has been further delayed. The representative of the main owners of the Verbundgesellschaft, federal minister Martin Bartenstein, has now announced that a decision will be taken during this summer. The main issue revolves around the synergies derived from the electricity solution, concerning which the Austrian government has commissioned its own expertise. In the opinion of the EnergieAllianz partners and EVN, the Austrian electricity solution could prove beneficial to all those involved, as the implementation of this concept would represent a decisive step towards the consolidation of the fragmented Austrian electricity market.

Numerous international projects in the water and waste incineration areas

Plants in Russia, Croatia, Austria, Estonia, Poland

The international activities of the EVN Group in the water and waste sectors are developing in a highly successful manner. All current WTE Group projects, including the major Moscow South-West drinking water plant and the Zagreb and Vienna wastewater treatment plants, are all running to schedule. The preparatory measures for seven new wastewater plants in Estonia and Poland have also been completed, with the result that completion has already commenced. The outlook with regard to other projects in Eastern Europe is also positive.

The preparations for the rebuilding of the MSZ 3 waste incineration plant in Moscow are also proceeding as planned. EVN received an order for the planning, completion and operational management of this plant during last year. The demolition of the old plant was completed in January 2005 and construction work commenced in March 2005. The plant will have a yearly waste handling capacity of 330,000 t and is scheduled to become operational in the summer of 2007.

Outlook

During recent years, the EVN Group has experienced fundamental changes to its business fields. Alone the entry into the Bulgarian electricity market has tripled the number of company electricity customers, while at the same time, the intensification of our activities in the areas of water, wastewater and waste incineration has brought both internationalisation and the commencement of project business. The realisation of the joint power station project with STEAG will raise EVN's power generation capacity and thus considerably strengthen our position in the European electricity market. Moreover, the increase in our investment in RAG will also have a lasting positive effect on our gas business position.

Holding structure planned

These far-reaching changes are not without influence on the structure of our Group, which must be equipped to deal with both past growth and further sustainable expansion. Therefore, in the coming months, we intend to transform the EVN Group into a corporation with combined, centralised Group functions and decentralised, operative units. On the one hand, this should generate maximum benefits of scale and on the other, flexibility and an entrepreneurial approach. Market know-how, closeness to the customer and innovation will thus become our central competitive advantages and form the basis for continued, profitable growth.



Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
May 2005

General economic and energy sector environment

EVN's business development in the first half of the 2004/05 financial year (October 1, 2004 – March 31, 2005) was influenced by the following factors:

- Temperatures, which were markedly higher than in the preceding year.
- The initial inclusion in the consolidated financial statements of the Bulgarian power distribution companies, in which a majority holding was purchased at the beginning of 2005.
- The considerable expansion of WTE Group and AVN project business as compared to the preceding year.
- The continued lack of any notable growth impulses in the economic area.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 5.2% higher than the comparable figure of the preceding year. The first half of 2004/05 was also 5.5% warmer than the long-term average. Correspondingly, this had a generally negative effect upon EVN sales development.

Initial consolidation of EDC Plovdiv and EDC Stara Zagora

Following the purchase of majority holdings in the Bulgarian power distribution companies, EDC Plovdiv and EDC Stara Zagora, at the beginning of the calendar year 2005, both were subjected to full consolidation in the EVN Group financial statements for the second quarter of the 2004/05 financial year. Accordingly, the report of the EVN Group for the first half of 2004/05 takes into account the first quarter of the 2005 financial year of both Bulgarian companies. This enlargement of the scope of consolidation has resulted in marked changes to virtually all the items contained in the balance sheet and the income statement.

Rising sourcing prices

Since the beginning of 2005, there have been further tangible electricity market price increases, which among other reasons were due to the steep increase in primary energy prices, as well as the introduction of CO_2 emission certificate trading. Between October 2004 and March 2005, there was an increase in crude oil prices of around 16%, which because of price coupling will also affect the gas price in the coming months. In turn, the price of CO_2 certificates has roughly doubled since the beginning of the year to EUR 15/t CO_2.

Economic climate

The economic situation in the euro zone continued to be characterised by uncertainty. Up to now, the increases in exports and profits during 2004 have failed to trigger a corresponding upturn in investment and consumer spending, while the high oil price has placed a further damper on growth. However, as a result of the positive impulses generated by tax reform, Austria is likely to develop in a more favourable manner than the euro zone overall. With the signing of a treaty of accession in April 2005, Bulgaria's entry into the EU in 2007 has received official sanction. In the run-up to joining the EU, the Bulgarian economy is continuing to develop in an extremely dynamic manner with growth rates of more than 5%.

Sales revenues by business area HY. 1 2004/05



5.2%
4.0%
24.1%



Electricity
Gas
Heating
Water
Other

Overall business development

In the first half of 2004/05, EVN Group sales revenues amounted to EUR 857.7 m, which was EUR 169.7 m, or 24.7%, higher than the figure for the preceding year. The main reason for this increase was the initial inclusion for the period from January to March 2005 of the Bulgarian power distribution companies, EDC Plovdiv and EDC Stara Zagora, which since the beginning of the year have been under the majority ownership of the EVN Group. However, even if this addition is excluded, sales development still shows two-digit percentage growth.

Electricity revenues were 36.0% up on the preceding year at EUR 501.1 m. In the first quarter of 2005, the two Bulgarian companies contributed EUR 98.3 m to this sum. In Austria, the price adjustments of the past year to the higher level of electricity purchasing prices had a correspondingly positive effect.

At EUR 206.8 m, gas business revenues were at the level of the preceding year. The high temperatures during the period under review led to a fall in gas sales, however, this was compensated for by the sales price adjustments derived from a marked increase in gas sourcing prices.

Due to the continuous rise in customer numbers, heating revenues rose by 5.2% to EUR 34.2 m in the first half of 2004/05.

The sizeable expansion of WTE's project business resulted in a sharp increase in water revenues of 54.0% to EUR 44.3 m. This positive tendency will strengthen still further during the second half-year 2004/05.

In the first half of 2004/05, other EVN operating revenues rose by 36.3%, to EUR 71.2 m. This increase was due to full-scale operations at the Dürnrohr waste incineration plant in Lower Austria and the building of a similar plant in Moscow.

As a result of plant project invoicing, the amount of the items combined under "Own work capitalised and other operating income" fell during the period under review by 41.2% to EUR 23.0 m.

Increased burden due to high energy sourcing prices

The increase in expenditure on external electricity and primary energy purchases of 33.4% to EUR 413.1 m was due primarily to the enlargement in the scope of consolidation. At the same time, the high level of natural gas and electricity sourcing prices had a corresponding effect and continued to burden EVN core business margins. As a result of the close correlation between the primary energy markets and the oil price, according to the latest forecasts, an easing of the situation cannot be anticipated in the short-term.

The cost of materials and services was up by 22.9%, at EUR 82.3 m. This rise was caused by the increase in external services derived from WTE and AVN project business.

Income statement (IFRS)

	2004/05 HY. 1 EUR m	2003/04 HY. 1 EUR m	Change EUR m	Change %	2004/05 Q. 2 EUR m	2003/04 Q. 2 EUR m	Change EUR m	Change %
Electricity revenues	501.1	368.3	132.8	36.0	307.8	185.1	122.7	66.3
Gas revenues	206.8	206.0	0.8	0.4	116.8	113.7	3.1	2.8
Heating revenues	34.2	32.5	1.7	5.2	18.7	17.8	0.9	5.2
Water revenues	44.3	28.8	15.5	54.0	27.0	17.0	10.0	58.8
Other revenues	71.2	52.2	19.0	36.3	29.1	26.7	2.4	9.0
Sales revenues	**857.7**	**687.9**	**169.7**	**24.7**	**499.3**	**360.2**	**139.2**	**38.6**
Own work capitalised and other operating income	23.0	39.1	–16.1	–41.2	2.6	19.1	–16.5	–86.6
Electricity purchases and primary energy expenses	–413.1	–309.7	–103.4	–33.4	–253.6	–160.1	–93.5	–58.4
Cost of materials and services	–82.3	–67.0	–15.4	–22.9	–31.8	–34.0	2.3	6.7
Personnel expenses	–106.4	–97.9	–8.6	–8.8	–55.3	–49.3	–5.9	–12.0
Depreciation	–81.0	–66.7	–14.3	–21.4	–47.9	–33.6	–14.3	–42.6
Other operating expenses	–32.8	–31.6	–1.2	–3.7	–21.8	–19.3	–2.5	–12.7
Operating result (EBIT)	**165.0**	**154.1**	**10.8**	**7.0**	**91.5**	**82.9**	**23.8**	**28.7**
Result from investments	45.3	25.7	19.6	76.6	26.9	16.7	10.2	60.7
Interest and other financial result	–14.4	–13.0	–1.3	–10.2	–8.2	–16.6	8.4	50.4
Financial result	**30.8**	**12.5**	**18.3**	–	**18.7**	**0.2**	**18.5**	–
Result before tax	**195.8**	**166.7**	**29.1**	**17.5**	**110.2**	**83.0**	**27.2**	**32.7**
Taxes on profit	–44.8	–47.6	2.8	5.8	–21.4	–24.2	2.8	11.5
Result after tax	**151.0**	**119.1**	**31.9**	**26.8**	**88.7**	**58.8**	**30.0**	**51.0**
Minority interests	–1.8	–1.0	–0.7	–72.4	–1.8	–1.0	–0.8	–76.7
Period net result	**149.2**	**118.0**	**31.2**	**26.4**	**86.9**	**57.8**	**29.2**	**50.5**
Number of shares	40,881,455	37,581,455	–	–	40,881,455	37,581,455	–	–
Earnings per share in EUR	3.65	3.14	0.51	16.2	2.13	1.54	0.78	50.5

Only moderate rise in personnel expenses despite considerable growth in the workforce

Due to the takeover of the Bulgarian power distribution companies, EDC Plovdiv and EDC Stara Zagora, EVN Group workforce numbers were markedly higher than those in the first half of the preceding year. In total, the Group employed an average of 6,688 people in the period under review, 4,120 more than in the previous year. However, due to low wage levels in Bulgaria, personnel expenses only rose by 8.8% to EUR 106.4 m.

Depreciation amounted to EUR 81.0 m in the period under review, which was 21.4% above the level of the preceding year. This increase was due primarily to the initial inclusion of the two Bulgarian power suppliers and investments made by the EVN Group in the last two years. By contrast, other operating expenses only showed slight increases.

EBIT and result before tax well up on the preceding year

As a consequence of these developments, at EUR 165.0 m, the EVN Group operating result (EBIT) for the first half of 2004/05 was EUR 10.8 m, or 7.0%, up on that of the preceding year.

In net terms, at EUR 30.8 m, the financial result was well above the EUR 12.5 m of the previous year. This was due mainly to an improvement in the result from investments, which derived primarily from the equity valuation of BEWAG, BEGAS, EconGas and ZOV. ZOV is a WTE and RWE joint venture, which completed a wastewater treatment plant in Zagreb. The sizeable rise in dividends from Verbundgesellschaft and Energie AG also had a positive effect in this regard. Moreover, despite the increase in project business, the interest and other financial result only declined slightly, falling by 10.2% to minus EUR 14.4 m.

All in all, the result before tax amounted to EUR 195.8 m, which was EUR 29.1 m, or 17.5%, up on the figure of the previous year. Due to a reduction in taxes on income, despite an increase in minority interests, the net result for the period improved by 26.4% to EUR 149.2 m. Earnings per share rose by 16.2% from EUR 3.14 in the previous year to EUR 3.65.

Outlook

On the basis of the good 2004/05 half-year results, it can be anticipated that EVN Group sales, operating result and consolidated net profit for the year will be above the level of the preceding financial year. As a consequence of positive development among subsidiaries, the result from EVN investments is also likely to exceed the comparable figure for the previous year.

Balance sheet total exceeds EUR 4 bn

At the end of the period under review (March 31, 2005), the EVN Group balance sheet total amounted to EUR 4,151.4 m, which was EUR 419.4 m, or 11.2%, above the value on the last balance sheet date (September 30, 2004). The main reason for this increase was the balance extension derived from the enlargement of the scope of consolidation and the continued sharp rise in the price of the Verbund share, which resulted in a corresponding result

Operating result (EBIT) HY. 1


200
150
100
50
EUR m
139.0
154.1
165.0
2002/03 HY. 1
2003/04 HY. 1
2004/05 HY. 1

neutral revaluing of this investment. Accordingly, fixed assets rose in the period under review by a total of 19.5% to EUR 3,494.2 m, with the consequence that the share of this item in the balance sheet was up at 84.2%. Inventories were also tangibly higher due to the enlargement of the scope of consolidation and there was a closing date related increase in current energy business receivables. By contrast, during the period under review, cash and cash equivalents fell, due mainly to the outflow of funds for the purchase of the two Bulgarian power distribution companies.

Balance sheet structure March 31, 2005



100
80
60
40
20
%
15.8
84.2
10.3
45.0
44.7
Assets
Equity and liabilities
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Consolidated balance sheet (IFRS)

	31.3.2005 EUR m	30.9.2004 EUR m	Change EUR m	Change %
Assets				
Fixed assets				
Tangible and intangible assets	2,104.3	1,717.6	386.7	22.5
Investments	1,095.2	932.7	162.5	17.4
Long-term leasing receivables	192.2	163.8	28.5	17.4
Other long-term assets	102.5	110.9	–8.4	–7.6
	3,494.2	**2,925.0**	**569.2**	**19.5**
Current assets				
Inventories	78.8	65.0	13.8	21.3
Receivables and other current assets	352.1	252.6	99.5	39.4
Cash and current deposits	226.4	489.4	–263.0	–53.7
	657.2	**807.0**	**–149.7**	**–18.6**
Total assets	**4,151.4**	**3,732.0**	**419.4**	**11.2**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	0.0	0.0
Capital reserves	309.4	309.4	0.0	0.0
Retained earnings	1,085.7	965.3	120.4	12.5
Valuation reserve according to IAS 39	260.4	159.5	100.9	63.2
Currency translation differences	–0.4	–0.4	0.0	6.3
Minority interests	100.5	22.9	77.7	–
	1,854.6	**1,555.7**	**298.9**	**19.2**
Long-term liabilities				
Long-term debt	1,015.9	1,017.2	–1.3	–0.1
Deferred tax	191.7	129.0	62.7	48.6
Long-term provisions	401.9	388.3	13.6	3.5
Deferred income from customer payments for network construction	205.1	190.1	15.0	7.9
Other long-term liabilities	52.8	52.0	0.8	1.6
	1,867.3	**1,776.5**	**90.8**	**5.1**
Current liabilities				
Short-term loans	3.6	1.3	2.3	–
Taxes payable	92.3	61.7	30.6	49.7
Trade accounts payable	100.9	96.9	4.0	4.1
Current provisions	107.8	107.2	0.6	0.5
Other current liabilities	124.9	132.7	–7.8	–5.9
	429.5	**399.8**	**29.7**	**7.4**
Total equity and liabilities	4,151.4	3,732.0	419.4	11.2

Long-term liabilities increased by 5.1% over the last balance sheet date, rising to EUR 1,867.3 m. While the share of long-term financial liabilities was reduced, primarily by the repurchase of own bond issues, there was an increase in the provision for deferred taxes, which was largely the result of the growth in the value of the Verbund investment and the enlargement of the scope of consolidation. On the other hand, current liabilities were EUR 29.7 m, or 7.4%, up on the value of the last balance sheet date due to a result-related rise in taxes payable and an increase in other current liabilities.

Equity ratio at 44.7%

Apart from the result neutral offsetting of negative goodwill, the result achieved during the period under review and closing date related, income-neutral valuation adjustments due to the employment of IAS 39, led to an increase in equity. In addition, initial consolidation of the Bulgarian companies in the first half-year 2004/05 resulted in a sharp rise in minority interests. Against this background, equity rose by a total of 19.2% to EUR 1,854.6 m. Accordingly, the equity ratio on the balance sheet date for the period stood at 44.7% (September 30, 2004: 41.7%).

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Minority interests	**Total**
As at 30.9.2003	**91.1**	**186.8**	**875.7**	**–15.5**	**–0.6**	**22.7**	**1,160.2**
Dividend 2002/03	–	–	–28.2	–	–	–0.9	–29.1
Capital increase	8.0	122.6	–	–	–	0.5	131.0
Result 2003/04	–	–	117.4	–	–	1.0	118.4
IAS 39 result neutral value change	–	–	–	175.0	–	–	175.0
Currency translation	–	–	–	–	0.2	–	0.2
Changes in the scope of consolidation	–	–	0.3	–	–	–0.3	0.0
As at 30.9.2004	**99.1**	**309.4**	**965.3**	**159.5**	**–0.4**	**22.9**	**1,555.7**
Dividend 2003/04	–	–	–38.8	–	–	–	–38.8
Result HY. 1 2004/05	–	–	149.2	–	–	1.8	151.0
IAS 39 result neutral value change	–	–	–	100.9	–	–	100.9
Currency translation	–	–	–	–	–	–	–
Offsets of negative goodwill	–	–	10.1	–	–	–	10.1
Changes in the scope of consolidation	–	–	–0.1	–	–	75.9	75.8
As at 31.3.2005	**99.1**	**309.4**	**1,085.7**	**260.4**	**–0.4**	**100.5**	**1,854.6**

Cash flow from operating activities higher

Due to an increase in both the result before tax and non-cash expenses, the cash flow from the result in the first half of 2004/05 was EUR 41.4 m, or 20.1%, up on the figure for the preceding year at EUR 248 m.

There was also a marked increase in the cash flow from operating activities, which at EUR 130.7 m was EUR 52.4 m, or 66.9%, above the level of the preceding year. The main reason for this change was a smaller increase in working capital than that of the same period in 2003/04.

Cash flow from investment activities was well down in the first half of 2004/05. There was cash outflow of only EUR 79.3 m, the taking of a majority holding in the two Bulgarian power distribution companies having had relatively little effect. This was because the purchase price of EUR 271 m was largely financed through the sale of current securities, which is also reported under the cash flow from investment activities.

At minus EUR 46.3 m, the cash flow from financing activities showed a drop of EUR 21.4 m, which was caused mainly by the increase in dividends of EUR 10.7 m, as well as the repurchase of bonds. This was in contrast to the preceding year during which the capital increase completed in July 2004 and a lower dividend both had a positive effect.

All in all, positive cash flow of EUR 5.1 m resulted for the first half-year 2004/05, which led to an increase in cash and cash equivalents to EUR 73.3 m. In addition as at March 31, 2005, EUR 141.5 m in short-term securities were assessed, which according to IFRS are not reported as cash and cash equivalents.

Cash flow statement (IFRS)

	2004/05 HY. 1 EUR m	2003/04 HY. 1 EUR m	Change EUR m	%
Result before tax	195.8	166.7	29.1	17.5
Non-cash items	52.2	39.9	12.3	30.8
Cash flow from the result	248.0	206.6	41.4	20.1
Cash flow from operating activities	130.7	78.3	52.4	66.9
Cash flow from investment activities	–79.3	–143.5	64.2	44.7
Cash flow from financing activities	–46.3	–24.8	–21.4	–86.2
Total cash flow	5.1	–90.0	95.1	105.7
Cash and cash equivalents at beginning of the period	64.8	230.6	–165.8	–71.9
Changes in the scope of consolidation	3.4	0.9	2.5	–
Cash and cash equivalents at end of the period	73.3	141.5	–68.2	–48.2

Investments HY. 1 2004/05


2.6%
22.4%
12.7%
55.0%


Electricity
Gas
Heating
Water
Other

Investments in tangible assets down

EVN Group investments in tangible and intangible assets in the first half of 2004/05 were EUR 4.7 m lower than in the preceding year at EUR 57.6 m. This development was due primarily to lower investments in the electricity segment, which despite the initial inclusion of the investments of the two Bulgarian subsidiaries totalling EUR 4.7 m, were down on the level of the preceding year.

The individual business areas

Electricity

Electricity generation in EVN power stations during the first half of 2004/05 amounted to a volume of 2,549 GWh, which was practically identical with the high level of the preceding year (2,552 GWh). EVN thus actively capitalised upon the high prices in the electricity generation market. While electricity from hydropower increased slightly, thermal power station generation was marginally lower. All in all, during the first half-year 2004/05, 48% of the electricity volume sold was provided by the Group's own power stations. Moreover, if the subsidiaries in Bulgaria are omitted, this figure rises to 77%.

Inclusion of the Bulgarian power suppliers brings growth

EVN Group electricity sales during the first half of 2004/05 amounted to 5,616 GWh, which was 60.2% up on the figure for the preceding year. This was due largely to the initial consolidation of the two Bulgarian power distribution companies, which sold a total of 1,989 GWh of electricity to their customers between January and March 2005. Electricity sales to end customers in Austria were comparable with those of the preceding year at 3,327 GWh.

Due to extensive own electricity generation, electricity wholesales remained stable at the level of the preceding year. In total, EVN electricity sales in the period under review were up by 33.7% at 7,905 GWh.

Primarily as a result of the enlargement in the scope of consolidation, EVN Group electricity revenues in the period under review rose by a total of 36.0% to EUR 501.1 m. Of this figure, EUR 403.3 m derived from Austria, which was 9.8% more than in the preceding year, and EUR 96.8 m from Bulgaria. Despite the burden derived from the sharp rise in wholesale prices, the resulting increases in expenses for electricity sourcing and primary energy and reductions in network tariffs, as compared to the preceding year, the operating result in the electricity segment improved during the period under review by 37.3% to EUR 88.5 m.

Sales volumes

	2004/05 HY. 1	2003/04 HY. 1	Change Absolute	%
Electricity (GWh)				
Sales to end customers	5,316	3,317	1,998	60.2
thereof in Austria	3,327	3,317	10	0.3
thereof in Bulgaria[1]	1,989	–	–	–
Wholesales[2]	2,589	2,593	–4	–0.2
Total electricity sales volumes	**7,905**	**5,910**	**1,994**	**33.7**
Gas (m m³)				
Sales to end customers	528	546	–18	–3.3
Wholesales	40	25	15	59.3
Total gas sales volumes	**568**	**571**	**–3**	**–0.6**
Company plants and internal consumption	313	274	40	14.4
Total gas consumption	**881**	**845**	**36**	**4.3**
Heating sales volumes (GWh)	**741**	**698**	**43**	**6.2**
Water sales volumes (m m³)	**10.5**	**10.4**	**0.2**	**1.6**

[1] Included since January 2005
[2] Marketing of own production largely via e&t

Initial consolidation and integration of the Bulgarian power distribution companies

First contributions to results

Following the purchase of majority holdings in the Bulgarian power distribution companies, EDC Plovdiv and EDC Stara Zagora, and closing at the beginning of 2005, the two new subsidiaries were included in the EVN Group consolidated financial statements for the first time in the second quarter of 2004/05.

On the basis of the aforementioned sales of 1,989 GWh, during the period between January and March 2005, the two companies achieved sales revenues of EUR 96.8 m. The operating result amounted to EUR 3.7 m, while the financial result amounted to minus EUR 0.1 m, due primarily to a largely debt-free situation. Consequently, the result before tax of the two Bulgarian subsidiaries in the first three months of 2005 totalled EUR 3.6 m.

Since the assumption of managerial responsibility for EDC Plovdiv and EDC Stara Zagora by EVN, initial investments have already been actuated in the network and meter technology areas with the aim of reducing the still high network losses.

Rapid integration of the Bulgarian subsidiaries

As far as integration into the EVN Group is concerned, following an intensive phase of mutual introduction, all the required project teams have commenced their activities and primary adjustments to the structural and procedural organisation have been initiated. Firstly, above all, superordinated administrative functions at the two companies such as the legal departments, purchasing, treasury etc. are being combined to streamline structures and processes and remove history-related redundancies. A similar procedure also applies to the network of local branches, which also offers extensive optimisation potential. The implementation of all structural measures will take some time, but the main changes should nevertheless be implemented by around 2007.

Gas

Gas sales slightly down on the preceding year

EVN gas sales in the first half of 2004/05 were 0.6% below the level of the preceding year at a total of 568 m m³. This was due mainly to the somewhat milder weather during the period under review, which led to a slight fall in sales in both the domestic and commercial customer areas.

Despite this sales trend, as a result of the price adjustments in November 2004 and January 2005 to accommodate higher sourcing prices, sales revenues were slightly above those of the preceding year at EUR 206.8 m. However, as the cost increases for gas sourcing were

even higher and the reduction in network tariffs ordered by the regulator in July 2004 took full effect in the period under review, the operating result in the gas segment was down by 14.2% at EUR 58.6 m.

Water

Water sales markedly higher due to WTE project business

During the period under review there were sizeable increases in the water business revenues derived from the project business of the WTE Group, which had been taken over by EVN in autumn 2003. evn wasser water sales volumes also rose slightly in the first half of 2004/05, improving by 1.6% over the level of the preceding year to stand at 10.5 m m³.

In total, sales revenues in the water segment were up by 54.2% at EUR 44.2 m. However, this did not lead to corresponding result growth, as according to the percentage of completion method, only minor result shares could be reported for current construction activities at a drinking water preparation plant in Moscow. Segment EBITDA was up by 25.4% at EUR 13.5 m, while the operating result fell from EUR 8.0 m to EUR 7.5 m due to higher depreciation.

Heating, waste incineration and other areas

Further heating business and waste incineration growth

With an increase of 27.6% to EUR 91.0 m, sales in the heating, waste incineration and other services segment were well up during the period under review. Heating sales were 6.2% higher than in the comparable period of the preceding year at 741 GWh and heating sales revenues also rose by 5.2% to EUR 34.2 m. The main reason for this rise was the ongoing increase in both heating plants and customer numbers.

The second central factor in the improvement in sales in this segment was the full-scale operation of the Dürnrohr waste incineration plant, as well as the project revenues from the completion of a similar plant in Moscow, which is proceeding as scheduled.

Segment result

EUR m	Electricity		Gas		Water		Heating, waste incineration and other services		Consolidation		**Group total**	
	2004/05 HY. 1	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1
External sales revenues	511.0	377.4	211.8	210.6	44.2	28.6	91.0	71.3	–	–	857.7	687.9
Intra-Group revenues	5.3	4.9	52.6	47.8	–	–	6.0	2.8	–63.9	–40.0	–	–
Operating expenses	–379.6	–280.4	–189.7	–173.7	–30.7	–17.9	–60.7	–53.0	63.0	40.0	–533.7	–548.2
EBITDA	136.8	101.9	74.7	84.7	13.5	10.7	21.9	23.5	–	–	246.0	220.8
Depreciation	–48.3	–37.5	–16.1	–16.4	–6.0	–2.7	–11.5	–10.1	–0.9	–	–81.0	–66.7
Operating result (EBIT)	88.5	64.4	58.6	68.3	7.5	8.0	10.4	13.4	–	–	165.0	154.1
EBIT margin (%)	17.1	16.9	22.2	26.4	17.0	28.1	10.8	18.1	–	–	19.2	22.4

Sales revenues by region HY. 1 2004/05


17.0%

Austria
Central and Eastern Europe

Segment result by region

EUR m	Austria		Central and Eastern Europe		**Group total**	
	2004/05 HY. 1	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1	**2004/05 HY. 1**	2003/04 HY. 1
Sales revenues	712.3	669.4	145.4	18.5	857.7	687.9
Operating result (EBIT)	154.9	148.3	10.0	5.8	165.0	154.1

The EVN share

Positive international trend

The international stock markets were able to maintain the pace of their good performance between October 2004 and March 2005, as is clearly evident from the continuing rise in practically all the important indexes. In the period under review, the Dow Jones Index gained 4.2%, the German DAX index a notable 11.7%.

In the same period, the Viennese ATX share index showed even greater dynamism, rising by 28.9% and thus once again outstripping the international indices. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also developed in a highly positive manner and gained 15.2%.

EVN share with clear outperformance

The price increase in the EVN share during the period under review clearly outperformed the aforementioned value at 29.6%. The main factors in this satisfactory development were the market's positive response to the taking of a majority interest in two Bulgarian electricity distribution companies and the excellent mood in the Viennese market. Since the beginning of the year, the EVN share has been one of the best performing utility stocks in Europe and on March 8, 2005, attained a new all-time high with a price of EUR 57.40.

The turnover in EVN shares also increased markedly, an average of around 18,771 shares being traded daily in the first six months of the 2004/05 financial year, a figure that rose to around 27,500 between January and March 2005. All in all, the turnover in EVN shares attained a value of EUR 234 m, which represented an increase of 230% over the preceding year and the highest figure for five years. Higher liquidity and thus improved tradability naturally enhanced the attractiveness of the stock. The share of overall trading on the Vienna Stock Exchange during the period under review amounted to 0.94%, while the ATX weighting of the EVN share at the end of March 2005 stood at 3.27%.

EVN share price and ATX (Austrian Traded Index) – relative development


Base: October 1, 2003
200
180
160
140
120
100
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr |
2004
2005
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Index weighting of the EVN share

	March 31, 2005
ATX (Austrian Traded Index)	3.27%
ATX Prime	2.97%
WBI (Wiener Börse Index)	3.18%

Corporate Governance

Changes to the Executive and Supervisory Boards

During the period under review, two major changes took place in EVN's Executive and Supervisory Boards:

- After 37 years at the helm of the company, the Executive Board Chairman, Rudolf Gruber, left his post. With effect from January 19, 2005, the General Shareholders' Meeting elected Dr. Gruber to the Supervisory Board, where he assumed the chairmanship.
- With effect from March 7, 2005, the Supervisory Board appointed Burkhard Hofer (60) as a member of the Executive Board and Speaker for a period of five years.

The voting results from the 76th Ordinary General Shareholders' Meeting are available under **www.investor.evn.at/hauptversammlung.asp** on EVN's investor relations homepage.

The EVN share

		2004/05 HY. 1	2003/04 HY. 1	2002/03 HY. 1
Share price at closing date	EUR	53,80	44,67	41,56
Highest price	EUR	57,40	47,00	44,50
Lowest price	EUR	40,90	36,10	39,13
Value of share traded[1]	EUR m	234	71	60
Share of total turnover[1]	%	0,94	0,52	0,94
Market capitalisation at closing date	EUR m	2.199	1.679	1.562

[1] Vienna Stock Exchange

Basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna; Frankfurt[1]; Munich[1]
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	A+, stable (Standard & Poor's); Aa3, stable (Moody's)

[1] Delisting as per August 13, 2005

Investor Relations

EVN investor relations activities during the first half of 2004/05 were characterised by a wealth of international and national presentations. In the course of a total of nine road-shows, the investor relations team provided information to investors and analysts in Germany, Switzerland, the UK and the USA. In addition, EVN attended four financial conferences both in Austria and abroad and also answered the questions of interested retail investors during the GEWINN investment fair in Vienna.

In February 2005 an analysts event was held at the Dürnrohr power station and in the neighbouring waste incineration plant, during which the attendees were provided with information concerning current developments and the long-term perspectives within these two areas, as well as regarding the EVN Group as a whole.

International award

In February 2005, during the IR Global Awards, the EVN online Annual Report 2003/04 was awarded first prize as the best online annual report from an energy and water supply company.

We would like to invite you to visit our investor relations homepage. Under **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and much more besides. In addition, we also offer numerous services, which are tailor-made for individual investors.



Financial calendar 2004/05[1)]

▷ Result Q. 1–3 2004/05	August 31, 2005
▷ Annual results 2004/05	December 20, 2005

1) Provisional









EVN Group employees, always at your service. The commitment and competence of EVN's work force constitute the foundation stone for the Group's success. They also represent the basis for the progress made in the past financial year, during which EVN completed the step from regional supplier to international group with an extensive portfolio of energy, infrastructure and environmental services. The design concept of the current EVN Annual Report, to which this Letter to Shareholders also makes reference, portrays the scope of Group activities, while simultaneously lending EVN a human aspect, which is a vital element in customer services within every business area.

EVN Group employees
Always at your service



EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at
www.responsibility.evn.at